Exhibit 99.1
From: Mark O’Neil
Subject: Stockholder Approval of Stock Option Exchange
Team,
Good news!
On June 17, 2009, our stockholders authorized our stock option exchange program.
This is a win-win situation for team members and stockholders. Eligible team members will have the opportunity to exchange stock options with a high grant price for fewer new stock options with a lower grant price—and the cost of the exchange will be neutral for DealerTrack’s stockholders.
Although our team is still developing the details of the exchange, I wanted to provide a general overview of how the option exchange will work:
•	Participation - All active team members who hold eligible underwater stock options will be able to participate, other than executive officers and board members. Participation is completely voluntary.

•	Eligibility - You will be eligible to participate if you have underwater stock options that (a) were granted more than a year before the exchange begins, and (b) have a grant price that is above the 52-week high stock price (as of the start date of the exchange program).

•	Exchange - Eligible options will be able to be exchanged for new options with an exercise price equal to the closing price of our common stock on the date the new options are granted.

•	Timing - We are currently planning for the exchange to begin in August.
Participation in the exchange will be voluntary, and eligible team members will have an election period of at least twenty business days to determine if they wish to participate. We will provide eligible team members with more information and written materials explaining the precise terms and timing of the exchange program when the exchange begins.
You do not have to do anything at this time. You will get all of the information you need, with plenty of time to understand how the exchange will work, so you can make an informed decision about whether to participate. In the meantime, please feel free to log onto the AST website to review the grant dates and exercise prices of your current options.
We currently plan for the exchange offer to begin in August.
Stock option exchanges are governed by SEC and NASDAQ regulations. Additional information about the stock option exchange can be found in DealerTrack’s 2009 proxy statement and other materials filed with the SEC, which are available on the DealerTrack website at http://ir.dealertrack.com/sec.cfm or on the SEC’s website at www.sec.gov.
Note: The option exchange program described in this email has not yet commenced. If the exchange is implemented, we will provide option holders who are eligible to participate in the exchange program with written materials explaining the precise terms and timing of the exchange program at the time the exchange program begins. Persons who are eligible to participate in the exchange program should read these written materials carefully when they become available because they will contain important information about the program. At the time the exchange program begins we will also file these written materials as part of a tender offer statement with the Securities and Exchange Commission. Our stockholders and option holders will be able to obtain these written materials and other documents we file with the Securities and Exchange Commission free of charge at www.sec.gov. Persons eligible to participate in the exchange will also be able to obtain a written copy of the tender offer documents free of charge, when they become available, by contacting DealerTrack Investor Relations, at DealerTrack Holdings, Inc., 1111 Marcus Ave., Suite M04, Lake Success, NY 11042.
Mark